UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-D

ASSET-BACKED ISSUER
Distribution Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

For the monthly distribution period from <u>August 1, 2006 to August 31, 2006</u>

Commission File Number of issuing entity: <u>333-131213-13</u>

RALI Series 2006-QS9 Trust
(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor: 333-131213

Residential Accredit Loans, Inc.
(Exact name of depositor as specified in its charter)

Residential Funding Corporation
(Exact name of sponsor as specified in its charter)

New York	None
(State or other jurisdiction of incorporation or organization of the issuing entity)	(I.R.S. Employer Identification No.)

c/o Residential Funding Corporation, as Master Servicer 8400 Normandale Lake Boulevard, Suite 250 Minneapolis, Minnesota	55437
(Address of principal executive offices of issuing entity)	(Zip Code)

<u>(952) 857-7000</u>
(Telephone number, including area code)

<u>N/A</u>
(Former name, former address, if changed since last report)

Title of Class	Registered/reported pursuant to (check one)			Name of exchange
	Section 12(b)	Section 12(g)	Section 15(d)	(If Section 12(b))
Mortgage Asset-Backed Pass-Through Certificates, Series 2006-QS9, in the classes specified herein	[___]	[___]	[X]	_____

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes <u> X </u>   No ___

OHS East:160064893.4

PART I - DISTRIBUTION INFORMATION

ITEM 1 - DISTRIBUTION AND POOL PERFORMANCE INFORMATION.

The response to Item 1 is set forth in part herein and in part in Exhibit 99.1.

Introductory and explanatory information regarding the material terms, parties and distributions described in Exhibit 99.1 is included in the Prospectus Supplement, dated July 24, 2006, relating to the RALI Series 2006-QS9 Mortgage Asset-Backed Pass-Through Certificates (the "Certificates") and the related Prospectus dated July 11, 2006 (collectively, the "Prospectus"), of the RALI Series 2006-QS9 Trust (the "Issuing Entity") filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) under the Securities Act of 1933.

The following classes of Certificates were offered under the Prospectus: Class I-A-1, Class I-A-2, Class I-A-3, Class I-A-4, Class I-A-5, Class I-A-6, Class I-A-7, Class I-A-8, Class I-A-9, Class I-A-10, Class I-A-11, Class I-A-12, Class I-A-13, Class I-A-14, Class I-A-15, Class I-A-16, Class I-A-17, Class I-A-P, Class I-A-V, Class II-A-1, Class II-A-P, Class II-A-V, Class R-I, Class R-II, Class R-III, Class M-1, Class M-2 and Class M-3 Certificates.

PART II - OTHER INFORMATION

ITEM 2 - LEGAL PROCEEDINGS

Nothing to report.

ITEM 3 - SALES OF SECURITIES AND USE OF PROCEEDS.

Nothing to report.

ITEM 4 - DEFAULTS UPON SENIOR SECURITIES.

Nothing to report.

ITEM 5 - SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

Nothing to report.

ITEM 6 - SIGNIFICANT OBLIGORS OF POOL ASSETS.

Inapplicable.

ITEM 7 - SIGNIFICANT ENHANCEMENT PROVIDER INFORMATION.

Nothing to report.

ITEM 8 - OTHER INFORMATION.

Nothing to report.

ITEM 9 - EXHIBITS

    (a) Documents filed as part of this report.

Exhibit 99.1   September 2006 Monthly Statement to Certificateholders.

    (b) Exhibits required by Form 10-D and Item 601 of Regulation S-K.

Exhibit 10.1   Series Supplement, dated as of July 1, 2006, and the Standard Terms of Pooling and Servicing Agreement, dated as of March 1, 2006, among Residential Accredit Loans, Inc., as company, Residential Funding Corporation, as master servicer, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on August 14, 2006).

Exhibit 10.2   Assignment and Assumption Agreement, dated as of July 28, 2006, between Residential Funding Corporation and Residential Accredit Loans, Inc. (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on August 14, 2006).

Exhibit 10.3   Confirmation, dated as of July 28, 2006, between Deutsche Bank Trust Company Americas, as trustee on behalf of the RALI Series 2006-QS9 Trust, and The Bank of New York (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on August 14, 2006).

Exhibit 10.4   Confirmation, dated as of July 28, 2006, between Deutsche Bank Trust Company Americas, as trustee on behalf of the RALI Series 2006-QS9 Trust, and The Bank of New York (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on August 14, 2006).

Exhibit 10.5   Confirmation, dated as of July 28, 2006, between Deutsche Bank Trust Company Americas, as trustee on behalf of the RALI Series 2006-QS9 Trust, and The Bank of New York (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on August 14, 2006).

Exhibit 10.6   Confirmation, dated as of July 28, 2006, between Deutsche Bank Trust Company Americas, as trustee on behalf of the RALI Series 2006-QS9 Trust, and The Bank of New York (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on August 14, 2006).

Exhibit 99.1   September 2006 Monthly Statement to Certificateholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 25, 2006

RALI Series 2006-QS9 Trust
(Issuing entity)

By: Residential Funding Corporation,
        as Master Servicer

By: /s/ Darsi Meyer
    Name: Darsi Meyer
    Title: Director

EXHIBIT 99.1 -- MONTHLY STATEMENT TO CERTIFICATEHOLDERS